May 4, 2018

Subject:	Gildan Activewear Inc. (the “Corporation”) Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of the Corporation held on May 3, 2018 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 172,339,066 common shares or 78.68% of the 219,035,937 shares outstanding on the March 7, 2018 record date for the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

William D. Anderson	168,668,643	99.61	658,107	0.39
Donald C. Berg	168,219,424	99.35	1,107,326	0.65
Maryse Bertrand	169,294,884	99.98	31,866	0.02
Marcello (Marc) Caira	169,278,538	99.97	48,212	0.03
Glenn J. Chamandy	169,290,500	99.98	36,250	0.02
Shirley E. Cunningham	167,574,217	98.96	1,752,533	1.04
Russell Goodman	167,348,097	98.83	1,978,653	1.17
George Heller	168,617,512	99.58	709,238	0.42
Charles M. Herington	168,841,132	99.71	485,618	0.29
Craig A. Leavitt	169,293,068	99.98	33,682	0.02
Anne Martin-Vachon	168,870,298	99.73	456,452	0.27
Gonzalo F. Valdes-Fauli	164,322,695	97.04	5,004,055	2.96

1.	Adoption of an Advisory Vote on Executive Compensation

A ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, the Corporation’s approach to executive compensation was approved with the following results:

Advisory Vote on Executive Compensation	VOTES FOR	%	VOTES AGAINST	%

	154,383,272	91.17	14,943,275	8.83

2.	Appointment of Auditors

A ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

Appointment of Auditors	VOTES FOR	%	VOTES WITHHELD	%

	166,625,713	96.68	5,713,050	3.32

Yours truly,

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary